June 28, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Ms. Jane Park
Mr. Jason Drory

Re:	Gracell Biotechnologies Inc.
Registration Statement on Form F-3
Filed June 17, 2022
File No. 333-264545

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the Registration Statement on Form F-3 (the “Registration Statement”) to become effective on Thursday, June 30, 2022, at 4:30 p.m., Eastern Time, or as soon as practicable thereafter, or at such later time as the Registrant may orally request via telephone call to the staff of the Commission.

The Registrant hereby authorizes Will H. Cai of Cooley LLP, counsel to the Registrant, to make such request on its behalf. Please direct any questions regarding the foregoing to Will H. Cai at +852-3758-1210 or via e-mail at wcai@cooley.com.

Very truly yours,

Gracell Biotechnologies Inc.

By:	/s/ William Wei Cao
Name:	William Wei Cao
Title:	Chairman of the Board of Directors and Chief Executive Officer

cc:	Yili Kevin Xie, Chief Financial Officer, Gracell Biotechnologies Inc.
Will H. Cai, Esq., Partner, Cooley LLP